TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 930-7072   Fax:  (780) 930-7073

February 2, 2006

TSX Venture Trading Symbol:  TTA

NASD OTCBB Trading Symbol:  TITAF

TITAN TRADING ANALYTICS INC.

ANNOUNCES EXPEDITED PRIVATE PLACEMENT CLOSING OF $636,461

Titan Trading Analytics Inc. (the “Corporation” or “TTA”) announced today that it has completed the closing of an expedited private placement, raising gross proceeds of $636,461, subject to TSX Venture Exchange final approval.  The proceeds from the placement will be used for general operating capital and the development of the Corporation’s network-based trading server.  The private placement consisted of the issuance of 3,535,897 Units at $0.18 per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The Warrants are exercisable at a price of $0.30 for the first 12 months from the date of issuance thereof, and at a price of $0.40 for the next 12 months, and will expire February 1, 2008.  The securities issued under the private placement are subject to a four-month hold period.  The Corporation paid Finder’s Fees of $33,195 to arm’s length parties in connection with the placement.  Insiders participated in the private placement for total gross proceeds of $72,000.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

(780) 930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.